82-5766

A P F E N E R G Y T R U S T

02049631

02 AUG 30 AM 10:17

SUPPL

NEWS RELEASE
TSX: AY.UN

APF ENERGY TRUST ANNOUNCES $0.15 MONTHLY DISTRIBUTION

August 21, 2002

APF Energy Trust announced that its next monthly distribution will be $0.15 per trust unit. Payment will be made on September 15, 2002, to unitholders of record on August 31, 2002. The ex-distribution date is August 28, 2002. With this payment, APF has declared cumulative distributions of $11.20 per unit, since completing its IPO at $10.00 per unit in December of 1996.

APF Energy Trust is a conventional oil and gas royalty trust with production in Western Canada.

For further information, please contact:
Steve Cloutier, President & Chief Operating Officer
Alan MacDonald, Vice President, Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com

dlw 9/5

APF ENERGY TRUST

02 AUG 30 AM 10:17

NEWS RELEASE

AUGUST 27, 2002

APF ENERGY RELEASES SECOND QUARTER RESULTS

APF ENERGY TRUST continued to demonstrate its ability to acquire high quality assets with the $57 million purchase of Kinwest Resources and its joint venture partner (the "Kinwest Acquisition") during the second quarter of 2002.

HIGHLIGHTS:

- Added 2,100 barrels of oil equivalent ("boe") per day of production via the Kinwest Acquisition
- Increased daily production to a record average 8,070 barrels of oil equivalent per day, marking a 39% increase over Q2 of 2001 and 125% since the first quarter of 2001
- Developed production at the rate of $7,700 per flowing boe, adding 500 boe/d through its optimization and development programs
- Distributed $0.45 per unit during the quarter
- Generated a 33% annualized total return since January 1, 2002

SUMMARY OF OPERATING & FINANCIAL RESULTS

	3 Months Ended June 30		6 Months Ended June 30	
	2002	2001	**2002**	2001
OPERATING				
Daily production (average)				
Oil (bbl)	**4,877**	3,265	**4,520**	2,157
Gas (mcf)	**18,504**	15,022	**17,876**	14,835
NGL (bbl)	**109**	36	**110**	73
Total	**8,070**	5,805	**7,609**	4,702
Production split				
Oil and NGL	**62%**	57%	**61%**	47%
Gas	**38%**	43%	**39%**	53%
Commodity prices (C$)				
Oil (per bbl)	**36.05**	37.71	**32.78**	38.14
Gas (per mcf)	**3.79**	5.77	**3.45**	7.70
NGL (per bbl)	**23.77**	35.32	**21.91**	45.91
Average (per boe, 6 mcf=1boe)	**30.81**	36.35	**27.89**	42.51
FINANCIAL				
($000, EXCEPT PER UNIT/BOE AMOUNTS)				
Revenue	**21,495**	19,014	**38,437**	35,051
Per unit	**1.07**	1.70	**2.06**	3.41
Operating cash flow	**9,892**	9,841	**17,371**	19,004
Per unit	**0.49**	0.88	**0.93**	1.85
Net earnings	**4,429**	5,448	**6,844**	13,252
Per unit	**0.22**	0.49	**0.37**	1.29
Distributable income	**9,689**	9,731	**17,014**	18,802
Per unit	**0.48**	0.87	**0.91**	1.83
Distributions	**9,510**	11,204	**17,500**	17,137
Per unit	**0.45**	0.90	**0.90**	1.63
Operating costs per boe	**6.21**	5.69	**6.03**	5.90
Operating netback per boe	**16.94**	23.36	**16.04**	26.91
Bank debt	**63,000**	48,645	**63,000**	48,645
MARKET				
Units outstanding (000)				
End of period	**22,267**	14,502	**22,267**	14,502
Average	**20,021**	11,202	**18,642**	10,271
Trading				
High ($)	**11.19**	13.40	**11.19**	13.40
Low ($)	**10.08**	9.63	**9.35**	9.63
Close ($)	**10.58**	11.10	**10.58**	11.10
Average Daily Volume	**68,200**	60,400	**66,550**	50,050

GENERAL

The dominant event during the quarter was the completion of the Kinwest Acquisition on May 30, 2002. The transaction, financed with a combination of debt and equity, added 2,100 boe/d mostly in APF's key operating area of Southeast Saskatchewan and pushed average daily production during the period to 8,070 boe. Further production increases will follow in the third and fourth quarters as the full impact of the Kinwest Acquisition is absorbed, rather than only the one month reflected in the second quarter.

OPERATIONS

Most of APF's second quarter drilling activity was focused in Southeast Saskatchewan, where APF continues to develop its oil production at very effective rates.

At Carlyle, APF completed the interpretation of a 3D seismic program. and subsequently drilled a test well to confirm the seismic modeling. This well will be converted to dispose of salt water later in the year. The data led to the drilling and completion of one horizontal Alida oil well which produced at an initial gross daily rate of 390 bbl and is expected to stabilize at 350 bbl (275 net to APF). A second horizontal well was drilled recently and additional wells are planned for later in the year.

At Queensdale, one leaseline horizontal oil well was drilled and placed on production at an initial rate of 300 bbl/d and a stabilized rate of 250 bbl/d (190 net). Follow-up drilling will be undertaken during the third and fourth quarters of this year, once additional 3D seismic data is interpreted.

On the gas side, low-risk development and optimization initiatives continued in two of APF's core areas. At Redwater, APF tied in a 100% interest well that was drilled during the first quarter, resulting in a stabilized production increase of 700 mcf/d. APF plans to recomplete four additional wells by the end of the year.

Meanwhile at Countess, APF's largest gas property, plans were finalized during the second quarter for a 30 well infill program and drilling commenced later in the summer. Nine wells were completed in August and this program is continuing, with production expected to commence during the third and fourth quarters on a rolling basis.

During the second quarter, APF spent approximately $3.8 million on its capital program, resulting in incremental production of 500 boe/d. At a development rate of $7,700 per flowing boe, APF continues to develop its asset base in an efficient and accretive manner. APF's independent engineering consultants had forecasted 2002 capital expenditures at $10.6 million. With continued drilling success it is anticipated that APF's 2002 capital expenditures will reach $17 million.

CORPORATE DEVELOPMENT

Throughout the second quarter the Corporate Development team continued to execute APF's business plan and identified and evaluated both corporate and asset acquisitions. In addition to closing the $57 million Kinwest Acquisition, several smaller strategic acquisitions to consolidate interests were completed. Additional opportunities are continually being evaluated, and APF hopes to complete at least one more significant acquisition as well as a disposition of certain minor properties prior to year end. With ample financial resources available from its credit facilities as well as continued access to the equity market, APF remains well positioned to take advantage of opportunities

FINANCIAL

With the continued growth of the business and the successful development initiatives implemented by APF, a new $100 million borrowing base was established under APF's credit facilities with its banking syndicate, of which $63 million was drawn at June 30, 2002.

APF's risk management program continued to support distributions through a variety of instruments, principally forward sales of production and interest rate swaps.

Taking advantage of the ongoing lower interest rate climate, APF locked-in an average rate of 3.73% (plus applicable stamping fee) on $30.0 million of term debt, with various maturity dates, ranging through to November, 2003. This provides APF with very attractive borrowing costs on a basic amount of debt currently equal to approximately 10% of total capitalization.

On the commodity side, strengthening oil prices have provided APF with the opportunity to sell forward a portion of its oil production well above its January 1, 2002 forecast price of US$20 per bbl. The details of the commodity hedges are set out in Management's Discussion and Analysis.

The combination of accretive acquisitions, firmer oil prices and effective development of the asset base resulted in distributable income for the quarter of $0.48 per unit on a weighted average basis, of which, $0.45 per unit was distributed, resulting in a payout ratio of 94%. On a go-forward basis, management anticipates that the continued commodity price environment and increased production should result in APF continuing to generate monthly distributable income of at least $0.15 per unit in the near term.

During the second quarter, operating costs increased, reflecting work done on some of the newly acquired Kinwest properties. Operating costs were $6.21 per boe, in line with APF's peer group, but higher than the $5.69 reported for the same period last year. Meanwhile, G&A costs were reduced to $1.56 per boe from $1.66 per boe during the same quarter of 2001. This reduction is expected to continue into the year with the completion of the Kinwest Acquisition, which resulted in incremental production of 25%, with less incremental G&A. APF remains one of the highest operators of its own production, with approximately 86% of its daily volumes being operated.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended June 30, 2002 and the audited consolidated financial statements and MD&A for the year ended December 31, 2001.

CORPORATE ACQUISITION

On May 30, 2002, APF Energy Inc. ("APF") closed the acquisition of Kinwest Resources Inc. ("Kinwest") and Kinwest's joint venture partner (collectively the "Kinwest Acquisition"). APF and Kinwest were amalgamated effective May 30, 2002, with the resulting entity continuing to carry on business as APF Energy Inc. The financial statements for the second quarter of 2002 reflect production and related revenues and expenses for one month in respect of the Kinwest Acquisition properties. The third quarter will reflect a full three months of operations on the Kinwest Acquisition properties.

PRODUCTION

Production volumes during the second quarter of 2002 averaged 8,070 boe per day, consisting of 18,504 mcf per day of natural gas, 4,877 bbls per day of oil and 109 bbls per day of NGL's. This represents a 39 percent increase from the 5,805 boe per day of production for the same period in 2001 and is attributable to both acquisitions and development drilling. To date, production in the third quarter is higher than the average production for the second quarter of 2002 due to the inclusion of the Kinwest Acquisition for a full calendar quarter.

PRICES

The West Texas Intermediate (WTI) oil price averaged US$26.25 per bbl during the second quarter of 2002, down 6 percent from US$27.84 in the second quarter of 2001. APF realized a price of Cdn$36.05 per bbl prior to hedging during the second quarter of 2002, a 4 percent decrease from the realized price of Cdn$37.71 per bbl received during the same period in 2001.
Natural gas prices were lower during the period, compared to the second quarter of 2001. The average price realized by APF during the second quarter of 2002 was Cdn$3.79 per mcf prior to hedging, a 34 percent decrease from the average price of Cdn$5.77 per mcf realized during the same period of 2001.

HEDGING

The crude oil price realized by APF during the second quarter of 2002 was reduced by Cdn$3.84 per barrel as a result of APF's hedging program. During the second quarter of 2001 there were nominal oil hedges in place resulting in no hedging gains or losses. During the second quarter of 2002, the natural gas price realized by APF was unaffected by its hedging program, compared to a reduction of its realized price of Cdn$0.48 per mcf during the second quarter of 2001. For the balance of 2002, APF has hedged approximately 45 per cent of crude oil production and 11 percent of natural gas production under a variety of contracts.

Oil				Natural Gas			
Period	Volume (bbls/d)	Type	Price (US$/bbl)	Period	Volume (mcf/d)	Type	Price (C$/mcf)
Jul-02	3,000	Swap	20.95	July 02 – Sept. 02	2,100	Collar	4.20-5.80
Aug-02	2,000	Swap	22.11	Oct. 02 – Dec. 02	2,100	Collar	4.20-7.06
Sep-02	1,500	Swap	22.64	Jan. 03 – Mar. 03	2,100	Collar	4.20-8.22
Oct-02	2,500	Swap	25.42				
Nov-02	2,000	Swap	25.31				
Dec-02	2,000	Swap	25.13				
Jan-03	1,000	Swap	25.50				
July 02 – Dec. 02	600	Collar	24.00-25.88				

REVENUE AND CASH FLOW

Revenue for the quarter totaled $21.5 million, compared to $19.0 million for the same period in 2001. The 39% increase in production volumes was partially offset by lower commodity prices. Cash flow from operations totaled $9.9 million for the second quarter of 2002, essentially unchanged from the $9.8 million of cash flow received during the same period last year. Revenue and cash flow for the third quarter of 2002 will benefit from a full three months of production from the Kinwest Acquisition.

NETBACKS

Operating netbacks were 27 percent lower at $16.94 per boe during the second quarter, compared to $23.36 during the same period in 2001, due primarily to lower commodity prices. Royalties, net of Alberta Royalty Tax Credit were 19.9 percent of production revenues prior to hedging losses, compared to 18.9 percent during the same period in 2001. Operating costs for the quarter increased 9 percent to $6.21 per boe, from $5.69 per boe during the second quarter of 2001. The increase is associated with initial field optimization costs associated with the Kinwest Acquisition.

GENERAL AND ADMINISTRATIVE EXPENSES AND MANAGEMENT FEES

General and administrative expenses decreased in the second quarter of 2002 to $1.56 per boe from $1.66 per boe during the same period in 2001. Management fees decreased 29 percent to $0.59 per boe during the first three months from $0.83 per boe for the same period in 2001.

INTEREST EXPENSE

Interest expense decreased to $0.44 million for the second quarter of 2002 from $0.75 million during the same period in 2001. This decrease is due to a combination of lower debt levels and interest rates during the second quarter of 2002 compared to 2001.

DEPLETION AND AMORTIZATION AND SITE RESTORATION

The depletion rate decreased to $9.67 per boe for the second quarter of 2002 from $10.26 per boe for the comparable period in 2001. The site restoration expense for the three months ended June 30, 2002 increased to $0.45 million from $0.30 million in the second quarter of 2001, reflecting the increase in the future estimated costs for site restoration liabilities attributable to recent acquisitions.

TAXES

Capital taxes for the second quarter of 2002 increased to $0.51 million ($0.70 per boe) from $0.35 million ($0.67 per boe) for the same period in 2001.

The recovery of future income taxes for the three months ended June 30, 2002 was $2.2 million, compared to a recovery of $1.3 million for the same period in 2001. As a result of the tax structure between APF and the Trust, future income tax liabilities will not be paid by APF, but will instead be passed on to unitholders along with the income. Accordingly, the future income tax liability will reduce each year and will be recognized as an income tax recovery at that time.

EARNINGS

Net income for the second quarter of 2002 totaled $4.4 million or $0.22 per trust unit, down from $5.4 million or $0.49 per trust unit for the same period in 2001. The decrease is due primarily to lower commodity prices received for the three months ended June 30, 2002 as compared to the same period for 2001.

CASH DISTRIBUTIONS

During the second quarter, APF had $0.48 per unit available for distribution of which $0.45 per unit was distributed, resulting in a payout ratio of 94%. Distributions paid for the same three month period last year amounted to $0.90 per unit, predominantly on the strength of higher commodity prices. The cash distribution for the month of July remained at $0.15 per unit and will continue at $0.15 per unit for the month of August, payable September 15, 2002.

CAPITAL EXPENDITURES

Capital expenditures were $3.8 million during the second quarter of 2002 and $7.6 million for the six months ended June 30, 2002. In addition to the capital development program, property acquisitions net of dispositions during the second quarter totaled $2.7 million and $3.3 million for the six months ended June 30, 2002.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2002, bank debt was $63.0 million and working capital was $0.7 million, resulting in net debt obligations of $62.3 million. Following the Kinwest Acquisition, APF's borrowing base was increased to $100 million.

At June 30, 2002, APF had 22.27 million trust units outstanding.

CONSOLIDATED BALANCE SHEETS

	June 30, 2002 (unaudited)	December 31, 2001 (audited)
ASSETS		
Current assets		
Cash	$ 2,112,375	$ 2,042,909
Accounts receivable	14,207,520	9,979,202
Other current assets	2,223,593	2,376,422
	18,543,488	14,398,533
Site restoration fund	213,284	29,389
Property, plant and equipment	264,237,047	183,748,484
	$ 282,993,819	$ 198,176,406
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	14,160,632	10,024,004
Due to APF Management Inc.	352,744	1,087,685
Cash distribution payable	3,340,060	2,337,582
Bank indebtedness (note 4)	63,000,000	–
	80,853,436	13,449,271
Future income taxes	50,605,466	29,430,306
Long-term debt (note 4)	–	59,250,000
Site restoration liability	5,193,025	3,637,539
	$ 136,651,927	$ 105,767,116
UNITHOLDERS' EQUITY		
Unitholders' investment account (note 6)	205,657,834	141,068,870
Retained earnings	31,067,766	24,224,117
Accumulated cash distributions	(90,383,708)	(72,883,697)
	146,341,892	92,409,290
	$ 282,993,819	$ 198,176,406

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

(unaudited)	3 months ended June 30		6 months ended June 30	
	2002	2001	2002	2001
REVENUE				
Oil and gas	$ 20,923,169	$ 18,787,598	$ 37,713,699	$ 34,643,769
Royalties expense, net of ARTC	(4,495,220)	(3,669,387)	(8,043,282)	(7,132,811)
Other	572,224	226,432	722,987	406,744
	17,000,173	15,344,643	30,393,404	27,917,702
EXPENSES				
Operating	4,563,257	3,006,867	8,305,936	5,018,047
General and administrative	1,148,736	879,086	2,061,244	1,381,947
Management fee	432,902	436,225	770,671	807,711
Interest on long-term debt	439,745	752,016	964,411	1,147,070
Depletion and amortization	7,104,641	5,418,642	13,398,402	7,203,710
Site restoration	445,299	296,842	918,489	447,241
Capital and other taxes	512,720	351,787	883,962	393,363
	14,647,300	11,141,465	27,303,115	16,399,089
Income before income taxes and minority interest	2,352,873	4,203,178	3,090,289	11,518,613
Provision for (recovery of) future income taxes	(2,169,054)	(1,339,263)	(3,921,028)	(1,939,263)
Income before minority interest	4,521,927	5,542,441	7,011,317	13,457,876
Minority interest	92,624	94,609	167,668	205,953
Net income	4,429,303	5,447,832	6,843,649	13,251,923
Retained earnings - Beginning of period	26,638,463	13,884,534	24,224,117	6,080,443
Retained earnings - End of period	$ 31,067,766	$ 19,332,366	$ 31,067,766	$ 19,332,366
Net income per unit	$ 0.22	$ 0.50	$ 0.37	$ 1.27
Net income per unit - diluted	$ 0.22	$ 0.49	$ 0.37	$ 1.26

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)	3 months ended June 30		6 months ended June 30	
	2002	2001	2002	2001
Cash provided by (used in)				
Operating activities				
Net income for the period	$ 4,429,303	$ 5,447,832	$ 6,843,649	$ 13,251,923
Items not affecting cash				
Depletion and amortization	7,104,641	5,418,642	13,398,402	7,203,710
Minority interest	92,624	94,609	167,668	205,953
Future income taxes	(2,169,054)	(1,339,263)	(3,921,028)	(1,939,263)
Site restoration	445,299	296,842	918,489	456,485
Site restoration expenditures	(10,832)	(77,906)	(36,105)	(175,000)
	9,891,981	9,840,756	17,371,075	19,003,808
Net change in non-cash working capital items				
Accounts receivable	(62,135)	(3,327,443)	(1,719,415)	(1,903,404)
Other current assets	382,830	(645,326)	227,622	(1,338,171)
Accounts payable and accrued liabilities	3,290,383	2,518,025	4,188,954	4,004,639
Due to APF Management	(327,054)	505,569	(734,941)	376,932
Cash distribution payable	513,018	1,993,375	1,002,478	2,780,105
	3,797,042	1,044,200	2,964,698	3,920,101
Cash distributions	(9,510,054)	(11,204,164)	(17,500,010)	(17,137,221)
	4,178,969	(319,208)	2,835,763	5,786,688
Investing activities				
Purchase of Alliance Energy Inc.	–	(38,771,287)	–	(39,836,074)
Purchase of Kinwest Energy Inc.	(17,361,190)	–	(17,361,190)	–
Additions to property, plant and equipment	(3,846,694)	(4,178,879)	(7,635,752)	(5,184,694)
Purchase of oil and natural gas properties	(3,335,651)	(40,426,337)	(4,655,711)	(39,420,522)
Changes in non-cash working capital items - accounts payable	1,442,495	438,430	(994,796)	–
	(23,101,040)	(82,938,073)	(30,647,449)	(84,441,290)
Proceeds on sale of properties	637,092	–	1,356,679	–
Site restoration fund reserve	(104,168)	–	(183,895)	–
	(22,568,116)	(82,938,073)	(29,474,665)	(84,441,290)
Financing activities				
Issue of units for cash	–	35,075,000	31,687,500	68,080,000
Issue of units for cash under stock options	318,321	979,545	428,289	979,545
Unit issue costs	(87,770)	(2,286,896)	(1,889,753)	(4,477,324)
Repayment of long-term debt - net	17,900,000	26,908,912	(3,350,000)	14,458,975
Distribution of 1% minority interest	(92,624)	(94,609)	(167,668)	(205,953)
	18,037,927	60,581,952	26,708,368	78,835,243
Change in cash during the period	(351,220)	(22,675,329)	69,466	180,641
Cash - Beginning of period	2,463,595	22,922,201	2,042,909	66,231
Cash - End of period	$ 2,112,375	$ 246,872	$ 2,112,375	$ 246,872

Supplemental information (note 7)

CONSOLIDATED STATEMENTS OF CASH DISTRIBUTIONS AND ACCUMULATED CASH DISTRIBUTIONS

(unaudited)	3 months ended March 31		6 months ended March 31	
	2002	2001	2002	2001
Oil and gas sales	$ 20,923,169	$ 18,787,598	$ 37,713,699	$ 34,643,769
Other	572,224	226,432	722,987	406,744
Gross overriding royalties and lessor's royalties	(1,803,668)	(1,976,298)	(3,139,631)	(3,468,371)
	19,691,725	17,037,732	35,297,055	31,582,142
Less				
Operating costs	4,563,257	3,006,867	8,305,936	5,018,047
General and administrative	1,098,140	699,033	1,974,707	1,100,937
Management fees	432,902	436,225	770,671	807,711
Debt service charges	439,744	752,016	964,411	1,147,070
Abandonment fund contribution	115,000	87,150	220,000	175,000
Capital and other taxes	512,720	351,787	883,962	393,363
Capital expenditures	3,846,694	3,783,845	7,635,752	5,184,694
Drawdown on credit facilities	(3,846,694)	(3,783,845)	(7,635,752)	(5,184,694)
	7,161,763	5,333,078	13,119,687	8,642,128
Income subject to the Royalty	12,529,962	11,704,654	22,177,368	22,940,014
99% of income subject to the Royalty	12,404,662	11,587,607	21,955,595	22,710,614
Crown charges, net of the Alberta Royalty Tax Credit	(2,664,638)	(1,676,158)	(4,854,616)	(3,627,796)
General and administrative costs of the Trust	(50,595)	(180,053)	(86,536)	(281,010)
	9,689,429	9,731,396	17,014,443	18,801,808
Repayment of capital (working capital reserve)	(179,375)	1,472,768	485,567	(1,664,587)
Cash distributed and available to be distributed	9,510,054	11,204,164	17,500,010	17,137,221
Cash distributed to date	6,169,994	6,853,400	14,159,950	12,786,457
Cash distribution payable	$ 3,340,060	$ 4,350,764	$ 3,340,060	$ 4,350,764
Actual cash distribution declared per unit	$ 0.450	$ 0.900	$ 0.900	$ 1.625
Opening accumulated cash distributions	$ 80,873,654	$ 41,505,903	$ 72,883,698	$ 35,572,846
Distribution declared and paid	6,169,994	6,853,400	14,159,950	12,786,457
Distribution declared and payable	3,340,060	4,350,764	3,340,060	4,350,764
Closing accumulated cash distributions	$ 90,383,708	$ 52,710,067	$ 90,383,708	$ 52,710,067

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002 (unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of APF Energy Trust ("APF") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2001. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in APF's annual report for the year ended December 31, 2001.

2. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2002, APF adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") on accounting for stock-based compensation which apply to rights granted on or after January 1, 2002. APF has elected to continue to use the intrinsic value based method of accounting for stock-based compensation arrangements. The exercise price of the rights granted under APF's rights plan may be reduced in future periods in accordance with the terms of the rights plan. The amount of the reduction cannot be reasonably estimated as it depends upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of oil and natural gas properties. Therefore it is not possible to determine a fair value for the rights granted under the plan.

3. KINWEST ACQUISITION

Effective May 30, 2002, APF Energy acquired all of the issued and outstanding shares of two private corporations, Kinwest Resources Inc. ("Kinwest") and Kinwest's joint venture partner (collectively the "Kinwest Acquisition"). The transaction has been accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

Net assets acquired:	
Cash	$(3,045,701)
Working capital	1,641,226
Property, plant and equipment	82,952,180
Debt assumed	(7,100,000)
Site restoration liability	(673,102)
Future income taxes	(25,096,188)
Total net assets acquired	$48,678,415
Financed by:	
Cash	13,042,044
Trust units issued	34,362,927
Acquisition cost - due to related party	838,642
Acquisition costs	434,802
Total	$48,678,415

4. BANK INDEBTEDNESS

In accordance with the CICA Abstract on loans secured by demand notes that cannot be converted to a term loan, the entire amount outstanding on APF's demand credit facility has been classified as a current liability on the balance sheet. This classification is being adopted to adhere to the CICA Abstract and is not indicative of a change in the operations or financial status of APF. There are currently no debt repayments scheduled to be made during the next twelve months.

In conjunction with the Kinwest acquisition, the borrowing base for the credit facility increased to $100 million.

The bank indebtedness is secured by a $175 million demand debenture containing a first fixed charge on all the petroleum and natural gas assets of APF and an assignment of book debts and material gas contracts.

5. FINANCIAL INSTRUMENTS

APF has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. APF sells forward a portion of its future production through commodity swap agreements with financial counterparties. The following contracts were outstanding as at June 30, 2002. The estimated market value at June 30, 2002, had the contracts been settled at that time, would have resulted in a reduction of revenues otherwise to be received of $1.6 million.

Year	Term	Commodity	Type of Contract	Average Daily Quantity	Average Hedged Price
2002	July to Dec.	Crude oil	Swap	2,005 bbls	US$23.27
2002	July to Dec.	Crude oil	Collar	600 bbls	US$24.00 to US$25.88
2002	July to Dec.	Natural gas	Costless collar	2,100 mcf	C$4.20 to $6.43
2003	January	Crude oil	Swap	1,000 bbls	US$25.50
2003	Jan. to March	Natural gas	Costless collar	2,100 mcf	C$4.20 to $8.22

Subsequent to June 30, 2002, APF entered into the following hedging contracts:

Year	Term	Commodity	Type of Contract	Average Daily Quantity	Average Hedged Price
2002	Nov. to Dec.	Crude oil	Swap	550 bbls	US$26.12

6. UNITHOLDERS EQUITY

	June 30, 2002		December 31, 2001	
Trust Units	Number of Units	$	Number of Units	$
Balance - Beginning of period	15,583,880	141,068,870	7,139,357	57,704,112
Issued to acquire Alliance	–	–	901,599	9,061,070
Issued for Kinwest Acquisition	3,385,510	34,362,927	–	–
Issued for cash	3,250,000	31,687,500	7,430,500	78,394,000
Cost of units issued	–	(1,889,752)	–	(5,080,804)
Issued on exercise of options	47,678	428,289	112,424	990,492
	22,267,068	205,657,834	15,583,880	141,068,870

The per unit calculations for the three month period ended June 30, 2002 were based on weighted average trust units outstanding of 20,020,971 (June 30, 2001 - 11,201,675). *In computing diluted net income per unit, 52,927 units were added to the weighted* average number of units outstanding during the period ended June 30, 2002 (June 30, 2001 - 54,642) for the dilutive effect of employee options to acquire trust units. The per unit amount of distributions paid or declared reflect actual distributions paid or declared based on units outstanding at the time.

During the three month period ended June 30, 2002, 15,000 options were granted to employees to purchase trust units. At June 30, 2002, there were 630,461 trust unit options outstanding, of which 81,488 were exercisable.

	June 30, 2002		December 31, 2001	
Trust Unit Options	Number of Options	Weighted Average Price	Number of Options	Weighted Average Price
Balance- Beginning of period	330,540	$9.32	221,407	$8.38
Granted	384,833	9.77	276,723	9.94
Exercised	(47,678)	8.98	(112,423)	8.81
Cancelled	(37,234)	11.14	(55,167)	9.61
Balance - End of period	630,461	9.51	330,540	9.32
Exercisable - End of period	81,488	8.88	5,704	8.17

7. SUPPLEMENTAL INFORMATION FOR THE STATEMENTS OF CASH FLOWS

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
Cash payments related to certain items				
Interest	$ 297,664	$ 485,626	$ 832,425	$ 995,062
Distributions to minority interests	75,044	111,344	86,151	126,873
Distributions to unitholders	8,997,036	9,210,789	16,497,532	14,357,116
Capital taxes	313,073	351,787	645,108	378,226
Non-Cash Transactions				
Issue of units for Alliance Energy Inc	–	9,061,070	–	9,061,070
Issue of units for Kinwest Acquisition	34,362,927	–	34,362,927	–
Future taxes	21,399,789	27,650,852	21,399,789	27,650,852
	55,762,716	36,711,922	55,762,716	36,711,922
Property, plant and equipment	(55,762,716)	(36,711,922)	(55,762,716)	(36,711,922)

CONTACT INFORMATION

2100, 144 – Fourth Avenue S.W.

Calgary, Alberta T2P 3N4

Tel: (403) 294-1000

Toll Free: (800) 838-9206

Fax: (403) 294-1074

Steven Cloutier or Alan MacDonald

Internet: www.apfenergy.com

E-mail: invest@apfenergy.com

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.